Exhibit 99.1

Tantech Holdings Ltd. to Hold Annual Meeting of Shareholders on July 27, 2019

LISHUI, China, May 28, 2019 /PRNewswire/ -- Tantech Holdings Ltd. (TANH) ("Tantech" or the "Company"), a leading clean energy company in China, today announced that it plans to hold its 2019 Annual Meeting of Shareholders on July 27, 2019, at 10:00 A.M., local time, at 9th Floor, Block A, FPI, No. 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province, PRC. Shareholders as of the record date, close of business on June 24, 2019, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that June 10, 2019 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Tantech Holdings Ltd, c/o Zhejiang Forest Bamboo Technology Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, PRC 323000, Attention: Corporate Secretary. Proposals by email should be sent to tantech@tantech.cn.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and electronic vehicle. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification products. For more information about Tantech Holdings Ltd., please visit: http://www.ir.tantech.cn

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Nancy Wang
IR Manager
+86-578-261-2869
ir@tantech.cn